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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

FARGO ELECTRONICS, INC.
(Name of Subject Company)

FARGO ELECTRONICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

Gary R. Holland
Chairman, President and Chief Executive Officer
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone No.: (952) 941-9470
Facsimile No.: (952) 941-7836
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Bruce A. Machmeier, Esq.
Thomas A. Letscher, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402
Telephone No.: (612) 607-7000
Facsimile No.: (612) 607-7100	Herbert S. Wander, Esq. Mark D. Wood, Esq. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Telephone No.: (312) 902-5200 Facsimile No.: (312) 902-1061

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Fargo Electronics, Inc., a Delaware corporation ("Fargo"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2001, as amended by Amendment No. 1 thereto filed with the SEC on August 15, 2001 and Amendment No. 2 thereto filed with the SEC on August 17, 2001 (the "Schedule 14D-9"), with respect to the offer by Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Zebra Technologies Corporation, a Delaware corporation ("Zebra"), to purchase all of the issued and outstanding Shares of Fargo at a purchase price of $7.25 per Share, net to each seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

    Item 2 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

    On August 30, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 1 to the Acquisition Agreement pursuant to which the parties agreed to decrease the termination fee Fargo will be required to pay Zebra under certain circumstances from $5.6 million to $4.1 million. A copy of Amendment No. 1 to the Acquisition Agreement is filed as Exhibit 99(e)(9) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

Item 4. The Solicitation or Recommendation

    Item 4 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional information:

  Background of Transaction

    The following text is hereby added at the end of the subsection entitled "Background of Transaction" on page 11:

    On August 30, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 1 to the Acquisition Agreement pursuant to which the parties agreed to decrease the termination fee Fargo will be required to pay Zebra under certain circumstances from $5.6 million to $4.1 million. A copy of Amendment No. 1 to the Acquisition Agreement is filed as Exhibit 99(e)(9) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  Reasons for the Fargo Board Recommendation

    The sixth bulleted paragraph under the heading "Reasons for the Fargo Board's Recommendation" on page 12 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

  •
  The presentation and opinion of Raymond James & Associates, Inc. ("Raymond James"), dated July 31, 2001, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $7.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Zebra, Merger Sub and their affiliates) was fair, from a financial point of view, to such holders. In rendering its opinion, among other things considered by it, Raymond James performed four primary valuation analyses: (1) a comparable public companies analysis, which consisted of reviewing and considering certain financial and stock market data for certain publicly traded companies engaged in businesses deemed by Raymond James to be similar to Fargo's business and publicly traded companies deemed by

    Raymond James to be similar to Fargo; (2) a precedent transactions analysis, which consisted of reviewing certain financial data of selected comparable acquisitions involving companies engaged in businesses deemed by Raymond James to be similar to Fargo's business and acquisitions involving companies deemed by Raymond James to be similar to Fargo; (3) a premium paid analysis; and (4) a discounted cash flow analysis, which was based on Fargo's projections.

    These analyses indicated a median/mean valuation range for Fargo common stock of $2.84 to $9.50 per share. In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. The full text of Raymond James' written opinion, dated July 31, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Raymond James is attached hereto as Annex B, and is incorporated herein by reference. This opinion is directed only to the fairness, from a financial point of view, of the $7.25 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Zebra, Merger Sub and their affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read this opinion carefully in its entirety.

    The eighth bulleted paragraph under the heading "Reasons for the Fargo Board's Recommendation" on page 12 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

  •
  The process leading to the Offer and the Merger and the judgment of the Fargo Board and management, based upon historical discussions in late 1999 and early 2000 with other likely parties to engage in an acquisition transaction with Fargo and negotiations with Zebra, of the likelihood of consummation of any such alternative transactions and the risks associated therewith, and that the Offer Price represented the highest price attainable for the Shares.

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

    A complaint was filed in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001 against Fargo, members of the Fargo Board and Zebra. The complaint purported to be filed by a stockholder of Fargo and included a request for a declaration that the action be maintained as a class action. The complaint sought, among other things, injunctive relief and unspecified damages and fees of attorneys and experts. The complaint alleged, among other things, that Fargo's directors breached their fiduciary duties owed to Fargo's stockholders by, among other things, (1) agreeing to sell the company to Zebra without implementing an adequate sales process designed to maximize stockholder value; (2) agreeing to certain provisions in the Acquisition Agreement which effectively preclude a competing bid; (3) disseminating materially misleading tender offer materials to Fargo's stockholders; and (4) agreeing to certain provisions in the Stockholder Agreements with Zebra which discourage Fargo's directors from pursuing a superior offer. The complaint also alleged that Zebra has knowingly aided and abetted the Fargo directors' breaches of fiduciary duty.

    On August 30, 2001, the respective counsel to Zebra, Fargo, the directors of Fargo and the named plaintiff, on behalf of himself and the putative class of persons on behalf of whom the plaintiff brought the lawsuit, executed a settlement agreement with respect to this litigation. In consideration of the settlement, Fargo and Zebra agreed that, among other things, by August 30, 2001, (1) the Acquisition

Agreement would be amended to decrease the termination fee Fargo will be required to pay Zebra under certain circumstances from $5.6 million to $4.1 million (as set forth in Amendment No. 1 to the Acquisition Agreement); (2) the expiration date of the Offer would be extended until September 14, 2001 at midnight, New York City time, unless the Offer is further extended; and (3) additional disclosure would be added to Fargo's Schedule 14D-9 regarding the dates of Fargo's historical discussions with other parties likely to engage in an acquisition transaction with Fargo and the valuation methodologies used by Raymond James & Associates, Inc. In addition, Fargo and Zebra agreed that, in the event the Merger is consummated, Fargo will pay attorney's fees not to exceed $190,000 to plaintiff's counsel. The proposed settlement is subject to approval of the court. Counsel to each of the parties to the litigation have agreed to present to the court as soon as is practicable appropriate documentation required in order to obtain approval by the court of the settlement.

    On August 30, 2001, Zebra and Fargo issued a press release announcing the settlement described above and pursuant to the terms of the settlement, the extension by Zebra of the expiration date of the Offer until Friday, September 14, 2001 at midnight, New York City time, unless the Offer is further extended. The Offer was previously scheduled to expire at midnight, New York City time, on Thursday, August 30, 2001. The full text of the press release issued in connection therewith is attached as Exhibit 99(a)(8) hereto and is incorporated herein by reference in its entirety. All references in the Schedule 14D-9 to "August 30, 2001" as the expiration date of the Offer are hereby amended and restated to refer to "September 14, 2001."

Item 9. Exhibits

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description
99(a)(8)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued August 30, 2001 (incorporated by reference to Exhibit 99.1(a)(5)(C) of Amendment No. 3 to the Schedule TO)
99(e)(9)
Amendment No. 1 to Acquisition Agreement dated August 30, 2001 among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc. (incorporated by reference to Exhibit 99.1(d)(6) of Amendment No. 3 to the Schedule TO)

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FARGO ELECTRONICS, INC.
By:	/s/ JEFFREY D. UPIN Jeffrey D. Upin Vice President, Corporate Secretary and General Counsel

Dated: August 30, 2001

FARGO ELECTRONICS, INC.

AMENDMENT NO. 3 TO SCHEDULE 14D-9

Exhibit Index

Exhibit No.	Description	Method of Filing
99(a)(8)	Joint Press Release of Zebra Technologies Corporation and Fargo Electronics, Inc. issued August 30, 2001	Incorporated by reference to Exhibit 99.1(a)(5)(C) of Amendment No. 3 to the Schedule TO
99(e)(9)	Amendment No. 1 to Acquisition Agreement dated August 30, 2001 among Zebra Technologies Corporation, Rushmore Acquisition Corp. and Fargo Electronics, Inc.	Incorporated by reference to Exhibit 99.1(d)(6) of Amendment No. 3 to the Schedule TO

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SIGNATURE
FARGO ELECTRONICS, INC. AMENDMENT NO. 3 TO SCHEDULE 14D-9 Exhibit Index